GLOBAL RESOURCE CORPORATION

December 22, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso, Esq., Branch Chief

Re: Withdrawal of Registration Statement on Form S-1 (File No. 333-152118)

Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Global Resource Corporation, a Nevada corporation (the "Registrant"), hereby applies to the Securities and Exchange Commission (the "Commission") for its consent to immediately withdraw the Registrant's registration statement on Form S-1 (Registration Statement No. 333-152118) filed by the Company with the Commission on July 3, 2008, as amended by Amendment No. 1, as filed on December 24, 2008 and Amendment No. 2, as filed on July 20, 2009 including all exhibits thereto (the "Registration Statement ").

The Registration Statement was not declared effective by the Commission and no securities of the Company were sold pursuant to the Registration Statement.

The Registrant seeks withdrawal of the Registration Statement because the warrants (the “Warrants”) that are the subject of the Registration Statement have been cancelled pursuant to the terms and conditions of a securities exchange agreement (the “Exchange Agreement”) by and between the Registrant and each selling security holder identified in the Registration Statement.  In accordance with the terms of the Exchange Agreement, the Warrants were cancelled.  The issuance of the securities in connection with the Exchange Agreement is exempt from Commission registration pursuant to Section 3(a)(9) of the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have further questions regarding this request for withdrawal, please contact the Registrant's legal counsel, David Feldman.  David Feldman may be reached at (212) 869-7000 or by email at dfeldman@richardsonpatel.com. Thank you for your assistance in this matter.

Sincerely GLOBAL RESOURCE CORPORATION

By:
Name:	Ken Kinsella
Title:	Chief Executive Officer

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